PHI GROUP, INC.

17011 Beach Blvd., Suite 900

Huntington Beach, CA 92647

Tel: +1-714-642-0571; Email: henry@philuxglobal.com

February 3, 2025

Mr. Stephen Kim

Office of Trade & Services

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	PHI Group, Inc.
Form 10-K for Fiscal Year Ended June 30, 2024
Form 10-K for Fiscal Year Ended June 30, 2023
File No. 001-38255

Dear Sir:

Thank you for your letter dated January 13, 2025 and our telephone calls regarding Form 10-K’s for the fiscal years mentioned above.

Below please find our responses to your comments:

Form 10-K for Fiscal Year Ended June 30, 2024

Item 9A. Controls and Procedures

Disclosure Controls and Procedures, page 16

1. The disclosure controls and procedures conclusion should have been dated as of June 30, 2024 instead of 2023. We will revise this item and correct the typographical error in the amended filing.

Report of Independent Registered Public Accounting Firm, page F-1

2. Missing audit reports

2.a. Due to extremely difficult circumstances we were unable to obtain the audit reports from our independent registered public accounting firm. We will amend the filings to include audit reports for both fiscal years.

2.b. We had engaged M.S. Madhava Rao, a PCAOB registered independent registered public accounting firm, to perform an audit of our financial statements and provide a written report on those statements. However, the audits were not complete and an audit report was not issued by M.S. Madhava Rao. We communicated with M.S. Madhava Rao and informed them that we wanted to file the 10-K for the fiscal periods without their audit report and their response was that we could choose to do so but it would not be their responsibility. The reason we included their information before the audit report placeholder page because it was our plan to obtain the completed audit report from them and amend the filings to include such audit report.

We have communicated with M.S. Madhava Rao regarding these matters and will amend both filings to include the audit report for each period. We will take corrective measures to ensure the accuracy and adequacy of our disclosures.

Thank you very much for your kind assistance.

Respectfully yours,

/s/ Henry D Fahman
Henry D. Fahman
President and Chief Executive Officer